Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 8, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11095
Cboe Vest Energy Buffered 20 Portfolio
(the “Trust”)
CIK No. 1989591 File No. 333- 274715

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Cover Page

1.Please revise the “before” and “after” parentheticals relating to the cap and buffer amounts throughout the prospectus to remove the reference to the Trust’s annual operating expenses.

Response:In accordance with the Staff’s comment, the disclosure has been revised accordingly.

Portfolio

2.Please include a statement the Trust’s portfolio is concentrated in investments that provide exposure to the energy sector.

Response:In accordance with the Staff’s comment, the Trust has added the following disclosure to the “Objective” section of the prospectus:

The Trust is concentrated (i.e., invests 25% or more of Trust assets) in investments that provide exposure to the energy sector.

Additionally, the Trust has added the following risk factor immediately preceding the “Energy Sector Risk”:

Concentration Risk. When 25% or more of a trust’s portfolio is invested in securities that provide exposure to companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in investments that provide exposure to the energy sector.

3.The Staff notes the disclosure states, “Under normal market conditions, the Trust will invest at least 80% of its net assets in investments that provide exposure to energy companies.” Please include a definition of “energy companies.”

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

Under normal market conditions, the Trust will invest at least 80% of its net assets in investments that provide exposure to energy companies, which are those companies included in the Underlying Index (as defined below).

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon